Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2009

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of November 3, 2009, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and nine months ended September 30, 2009, and comparable periods.

	Three months ended			Nine months ended
	Sep. 30/09	Jun. 30/09	Sep. 30/08	Sep. 30/09	Sep. 30/08
	(in millions)			(in millions)
Statements of earnings data:
Revenue	$77.7	$59.3	$89.3	$190.3	$260.9
Cost of products sold	51.2	39.6	57.6	148.0	175.4
Freight and other distribution costs	16.2	13.2	18.6	42.2	54.9
Depreciation and amortization	5.1	5.2	5.3	16.0	16.5
General and administration	3.1	2.7	3.3	9.0	9.6
Operating earnings (loss)	$2.2	$(1.4)	$4.5	$(24.8)	$4.4
Financing expenses - net	(4.5)	(4.4)	(4.4)	(13.8)	(12.5)
Unrealized exchange gain (loss) on long-term debt	17.5	18.7	(8.5)	28.0	(13.9)
Other income (expense)	(1.7)	(0.2)	(4.5)	(3.2)	(2.9)
Earnings (loss) before income taxes	$13.6	$12.7	$(12.9)	$(13.9)	$(24.8)
Income tax recovery (expense)	(1.2)	(0.9)	2.3	6.8	5.3
Net earnings (loss)	$12.4	$11.8	$(10.5)	$(7.1)	$(19.5)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.910	0.857	0.961	0.854	0.983
Period end exchange rate (US$/C$1.00)	0.934	0.860	0.940	0.934	0.940

With the general economy indicating early, tentative signs of recovery, the Company's results for the third quarter showed improvement over previous quarters this year. Responding to stronger demand and pricing for both product lines, inventories were reduced on increased shipments, resulting in revenues of $77.7 million, a rise of $18.4 million, or 31%, from the second quarter this year. Despite these improvements, markets remained weak relative to comparable periods last year, and year-to-date shipments were down due to curtailments implemented early in 2009. As a result, revenue was off by nearly $12 million for the quarter and by more than $70 million for the first nine months, compared to 2008.

Cost of products sold and sales costs were both higher in the period, on increased production and shipments. The period also saw maintenance shutdowns conducted at both the Whitecourt pulp mill and the Boyle sawmill.

Revenue strength having more than compensated for increased costs, the Company recorded $2.2 million in operating earnings for the quarter. This compared favourably with the $1.4 million operating loss in the previous quarter but fell short of the $4.5 million in operating earnings for the same period last year. Year to date, the significant weakness of the first quarter, with its substantial inventory valuation adjustments, poor sales realizations and one-time costs associated with curtailments and lay offs, resulted in a significant decline in operating earnings compared to the same nine-month period last year.

Financing expenses for the quarter were consistent with comparable quarters. Comparing nine-month periods, however, the financing cost was higher this year, due to the weakness of the Canadian dollar at the time of the May interest payment on the Company's US-dollar-denominated long-term debt. The ongoing volatility of the Canada-US dollar exchange rates also continued to affect the value of the long-term debt, providing an unrealized exchange gain of $17.5 million for the quarter, which compared very favourably to the $8.5 million unrealized exchange loss for the same period last year. Similarly, the $28.0 million unrealized gain on long-term debt year-to-date was much improved over the $13.9 million loss in 2008.

(1)       Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period-end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

After a $1.2 million income tax provision, the company reported $12.4 million in net earnings for the quarter. Taking into account a $6.8 million income tax recovery, the Company posted a $7.1 million net loss for the first nine months of the year, compared to a $19.5 million net loss for the same period last year.

Lumber

	Three months ended			Nine months ended
	Sep. 30/09	Jun. 30/09	Sep. 30/08	Sep. 30/09	Sep. 30/08

Production-SPF-mmfbm	75.7	72.3	120.1	229.3	342.3
Shipments -SPF-mmfbm	96.0	88.5	132.8	273.1	369.7
Benchmark price -SPF#2&Better-US$ per mfbm	$191	$174	$262	$171	$228

Sales - millions	$26.6	$20.7	$40.6	$66.5	$102.1
EBITDA[2] -millions	$0.4	$(1.5)	$1.3	(11.6)	$(2.4)
EBITDA margin - %	1%	(7% )	3%	-17%	-2%

Operating loss - millions	$(1.9)	$(3.7)	$(1.0)	$(18.8)	$(10.0)
Capital expenditures - millions	$0.1	$0.2	$0.3	$0.3	$0.9

The lumber market continued its rocky recovery, with the year’s benchmark price peaking late in the second quarter and early in the third. The lumber segment results reflected these improvements, with most sales being realized in the third quarter. This is the second year that pricing has peaked during this period, corresponding to a minor seasonal improvement in demand and ongoing supply curtailments throughout the industry. The market has since begun its normal seasonal slide, as building activity has slowed moving into fall and winter.

US-dollar-denominated benchmark pricing rose 10% from the previous quarter, offset in part by a strengthening Canadian dollar. Overall, the Company was able to achieve an improvement of nearly 20% in sales realizations compared to the previous quarter, largely due to a favourable grade mix, specialty-grade sales and contributions from the lumber hedging programs. Year to date, the benchmark lumber price was down 25%; however, a weaker Canadian dollar and stronger weighting to specialty sales helped reduce the severity of the impact.

At $26.6 million, revenue for the lumber segment was higher than the previous quarter's but significantly lower than the comparable period in 2008, again reflecting this year's weaker lumber markets. Shipments and production were both higher than in the previous quarter but, due to ongoing curtailments at both Whitecourt and Boyle and the fire-related loss of the Fox Creek output in the third quarter last year, they remained significantly lower than in the comparable period in 2008. This, coupled with the depressed market conditions, contributed to dramatically lower revenue year over year.

(2)       non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

Under the terms of the Softwood Lumber Agreement (SLA), Alberta lumber exports are subject to a 7.5% surge surtax when U.S. shipments exceed a predetermined level. This is in addition to a base export tax of 15% that is applied when prices fall below US$315/mfb, resulting in a potential maximum tax of 22.5% . With Alberta lumber exports to the U.S. surging in every month of the third quarter, the Company was liable for a surge penalty totalling $0.3 million. Given that the surge-trigger volume will decline in step with a rolling average of U.S. consumption levels, it is expected that Alberta will continue to exceed surge limits and, therefore, continue to be exposed to the maximum taxation rate, for the foreseeable future.

Cost of products sold was slightly higher in the period compared to the previous quarter, the result of final severance costs related to the closure of the Fox Creek facility, a market- and maintenance-related shutdown at the Boyle facility and the previously explained surge surtax.

The segment benefited from a $0.2 million reversal of inventory write-downs taken in previous quarters. Excluding these adjustments, per-unit costs improved more than 10% in year-to-date comparisons, on increased productivity, lower energy costs and ongoing cost-reduction initiatives.

The lumber segment posted a positive EBITDA of $0.4 million for the quarter, compared to a negative EBITDA of $1.5 million in the previous quarter and positive EBITDA of $1.3 million in the same period last year. Though the segment experienced its best quarter of the year, it still posted a negative EBITDA of $11.6 million for the first nine months of the year, compared to negative $2.4 million for the same period last year.

The $0.1 million in capital expenditures recorded for the quarter and $0.3 million for the year to date reflected the minimum required for maintenance of business.

Pulp

	Three months ended			Nine months ended
	Sep. 30/09	Jun. 30/09	Sep. 30/08	Sep. 30/09	Sep. 30/08

Production-thousands of tonnes	81.2	78.8	76.9	206.9	236.4
Shipments -thousands of tonnes	92.5	74.3	66.4	225.9	226.9
Benchmark price -NBSK, US$ per tonne	$733	$602	$878	$640	$886
Benchmark price -BEK, US$ per tonne	$563	$487	$833	$518	$822

Sales - millions	$51.1	$38.5	$48.6	$123.6	$158.5
EBITDA - millions	$10.0	$7.9	$11.7	$11.6	$32.8
EBITDA margin - %	19%	21%	24%	9%	21%

Operating earnings (loss)- millions	$7.5	$5.3	$9.1	$3.9	$25.1
Capital expenditures - millions	$0.0	$0.3	$0.2	$0.5	$0.5

The pulp market continued to strengthen in the third quarter, yet still lagged significantly from comparable periods last year.

Benchmark pricing, based on US$/tonne BEK, rose nearly 16% from the previous quarter, achieving new highs for the year, but was down more than 30% from the same period in 2008. The impact of these price movements was moderated by exchange rate changes, with the quarter-to-quarter price rise being undermined by a strengthening Canadian dollar, and the decline in pricing compared with the third quarter of last year being partly offset by the year-over-year weakening of the Canadian dollar. Pulp segment revenue for the quarter was negatively affected by a lag between sales and shipments during a period of rising prices. Sales realizations were also negatively affected by the production of a higher proportion of grades destined for the paperboard market, which typically command lower prices than other grades but also have lower manufacturing costs, resulting in similar contribution margins.

More robust market conditions contributed to pulp segment revenue of $51.1 million in the quarter, an improvement over both the previous quarter and the same period last year. Shipments were up considerably, the result of favourable shipping schedules that allowed inventories to be drawn down to historically low levels. Output increased to match improved demand, despite an annual maintenance shutdown that straddled the end of the third quarter and beginning of the fourth. If not for the market-related curtailments taken in the first quarter, year-to-date production would have been consistent with the same nine-month period last year. While the market outlook moving into next year calls for a cautious approach, the mill currently plans to continue operating at full production, allowing inventories to rebuild as shipments drop to more normal levels.

The current quarter’s cost of products sold was higher than the previous quarter's, due in part to costs associated with the maintenance shutdown. These were offset by a $1.8 million inventory write-up, reversing previous inventory value adjustments. Compared to the same periods last year, cost of products sold was significantly lower, due to continued improvement in operating efficiencies and lower chemical and energy costs.

The pulp segment generated $10.0 million in EBITDA, compared to $7.9 million in the previous quarter and $11.7 million for the same quarter last year. Year-to-date EBITDA for the segment was $11.6 million, far lower than the $32.8 million achieved in the same nine-month period last year.

Capital expenditures were less than $50 thousand dollars for the quarter, for a total of $0.5 million year to date, representing the minimum required for maintenance of business.

Corporate and Other

	Three months ended			Nine months ended
	Sep. 30/09	Jun. 30/09	Sep. 30/08	Sep. 30/09	Sep. 30/08
	(in millions)			(in millions)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
EBITDA	$(3.0)	$(2.6)	$(3.2)	$(8.8)	$(9.4)
Operating loss	$(3.4)	$(3.0)	$(3.6)	$(10.0)	$(10.6)
Capital expenditures	$0.0	$0.0	$0.0	$0.1	$0.5

Corporate and other activities realized a quarterly operating loss of $3.4 million and a $10.0 million loss year to date, showing a slight improvement over comparable periods last year indicative of ongoing efforts to manage costs.

Income Taxes

Operating results for the quarter were subject to income taxes at a statutory rate of 29.0% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Nine months ended
	Sep. 30/09	Jun. 30/09	Sep. 30/08	Sep. 30/09	Sep. 30/08
	(in millions)			(in millions)
Selected cash flow items
Cash provided (used in) operating activities	$(1.3)	$(2.0)	$8.6	$(23.0)	$12.0
Change in non-cash components of working capital	21.7	(5.4)	20.4	10.6	14.2
Cash (used in) investing activities	(0.2)	(2.9)	(0.5)	(1.7)	(1.5)
Insurance Proceeds	0.0	0.0	0.0	25.9	0.0
Cash (used in) financing activities	(0.2)	(0.1)	(0.1)	(0.5)	(0.5)
Increase (decrease) in cash	$20.0	$(10.4)	$28.4	$11.3	$24.2

Opening Cash	$37.7	$48.0	$19.8	$46.4	$24.0
Closing Cash	$57.7	$37.6	$48.3	$57.7	$48.3

Cash at the end of the quarter was $57.7 million, up from the $48.3 million held at the same time last year, and significantly more than the $37.6 million held at the beginning of the quarter. Operations drew $1.3 million in cash, showing a slight improvement from the previous quarter but comparing very unfavourably with the same period last year, in which $8.6 million in cash was generated in much stronger market conditions.

Working capital is generally a source of cash during the third quarter, as harvesting and deliveries decline during the summer months, resulting in a drawing down of log inventories. This year, the draw-down was less significant, given production and harvesting curtailments, but reductions in finished pulp and lumber inventories contributed to a positive working capital change. The only use of cash within working capital was due to increases in accounts receivable resulting from stronger sales volumes and pricing, but these were almost entirely offset by increases in accounts payable, the latter due largely to the timing of payments.

At $0.2 million, capital expenditures in the quarter were further reduced from the $0.5 million spent in comparable quarters. Year-to-date capital expenditures of $0.8 million lagged behind last year’s by more than a million dollars, but values for the full year of 2009 are expected to be similar to 2008’s.

In addition to cash on hand, $50.0 million was available under the Company’s revolving credit facility, of which $3.5 million was committed for standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.